SCHEDULE 13G

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                               Tellium, Inc.
                        ---------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
                        ---------------------------
                       (Title of Class of Securities)

                                 87967E107
                        ---------------------------
                               (CUSIP Number)

                             December 31, 2002
                        ---------------------------
          (Date of Event Which Requires filing of this Statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]  Rule 13-1(b)

                  [ ]  Rule 13-1(c)

                  [X]  Rule 13-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required In the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                        --------------------------
CUSIP NO. 87967E107                     13G              PAGE 2 OF 8 PAGES
-----------------------------                        --------------------------


1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

      Thomas Weisel Partners Group LLC          94-3310171

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2.    Check the Appropriate Box if a member of a Group      (a) [   ]
      (See Instructions.)                                   (b) [ X ]

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3.    SEC Use Only

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4.    Citizenship or Place of Organization

      Delaware

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                          5.    SOLE VOTING POWER
                                0

NUMBER OF                 ---------------------------------------------------

SHARES                    6.    SHARED VOTING POWER
                                6,897,146

BENEFICIALLY              ---------------------------------------------------

OWNED BY EACH             7.    SOLE DISPOSITIVE POWER
                                0

PERSON WITH               ---------------------------------------------------

                          8.    SHARED DISPOSITIVE POWER
                                6,897,146

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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

          6,897,146 Shares, comprised of (i) 6,697,056 shares reported as beneficially owned by TWCP LLC, (ii) 182,750 shares owned by Thomas Weisel Partners LLC, a broker/dealer registered with the SEC, of which TWP Group is the managing member, and (iii) 17,340 shares owned by a general partnership which is managed by an officer of TWP Group.

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10.   Check if the Aggregate in Row (9) Excludes Certain Shares        [    ]
      (See Instructions.)

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11.   Percent of Class Represented by Amount in Row (9)

            Approximately 6.0%

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12.   Type of Reporting Person (See Instructions.)

            HC, OO

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

-----------------------------                       --------------------------
CUSIP NO. 87967E107                     13G             PAGE 3 OF 8 PAGES
-----------------------------                       --------------------------


1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

      Thomas Weisel Capital Partners LLC        94-3331306

-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a member of a Group      (a) [   ]
      (See Instructions.)                                   (b) [ X ]

-----------------------------------------------------------------------------

3.    SEC Use Only

-----------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Delaware

-----------------------------------------------------------------------------

                          5.    SOLE VOTING POWER
                                0

NUMBER OF                 ---------------------------------------------------

SHARES                    6.    SHARED VOTING POWER
                                6,697,056

BENEFICIALLY              ---------------------------------------------------

OWNED BY EACH             7.    SOLE DISPOSITIVE POWER
                                0

PERSON WITH               ---------------------------------------------------

                          8.    SHARED DISPOSITIVE POWER
                                6,697,056

-----------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

           6,697,056 Shares, comprised of (i) the 5,643,149 shares owned by TWCP Partnership, (ii) 1,008,907 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner, and (iii) options to purchase 45,000 shares held by William Bunting, a director of the Issuer and a partner of TWP Group.

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10.   Check if the Aggregate in Row (9) Excludes Certain Shares        [  ]
      (See Instructions.)

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11.   Percent of Class Represented by Amount in Row (9)

            Approximately 5.9%

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12.   Type of Reporting Person (See Instructions.)

            IA, OO

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

-----------------------------                       --------------------------
CUSIP NO. 87967E107                     13G             PAGE 4 OF 8 PAGES
-----------------------------                       --------------------------


1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities only)

      Thomas Weisel Capital Partners, L.P.      94-3331308

-----------------------------------------------------------------------------

2.    Check the Appropriate Box if a member of a Group      (a) [   ]
      (See Instructions.)                             (b) [ X ]

-----------------------------------------------------------------------------

3.    SEC Use Only

-----------------------------------------------------------------------------

4.    Citizenship or Place of Organization

      Delaware

-----------------------------------------------------------------------------

                          5.    SOLE VOTING POWER
                                0

NUMBER OF                 ---------------------------------------------------

SHARES                    6.    SHARED VOTING POWER
                                5,643,149

BENEFICIALLY              ---------------------------------------------------

OWNED BY EACH             7.    SOLE DISPOSITIVE POWER
                                0

PERSON WITH               ---------------------------------------------------

                          8.    SHARED DISPOSITIVE POWER
                                5,643,149

-----------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            5,643,149 Shares

-----------------------------------------------------------------------------

10.   Check if the Aggregate in Row (9) Excludes Certain Shares        [  ]
      (See Instructions.)

-----------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row (9)

            Approximately 4.9%

-----------------------------------------------------------------------------

12.   Type of Reporting Person (See Instructions.)

            PN

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

                                SCHEDULE 13G

          This Statement on Schedule 13G, relating to the common stock, par value $0.001 per share (the "Common Stock"), issued by Tellium Inc., a Delaware corporation (the "Issuer"), is being filed by and on behalf of Thomas Weisel Partners Group LLC ("TWP Group"), Thomas Weisel Capital Partners LLC ("TWCP LLC"), and Thomas Weisel Capital Partners, L.P. ("TWCP Partnership") (collectively, the "Reporting Persons"), and amends the
Schedule 13G filed by the Reporting Persons on February 14, 2002. TWP Group is the managing member of TWCP LLC. TWCP LLC is the managing member of TWCP Partnership. The percentages reported herein are based on there being 114,017,222 shares of Common Stock outstanding, as of September 30, 2002, as reported by the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002.

Item 1(a).  Name of Issuer:

          Tellium, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

          2 Crescent Place
          Oceanport, New Jersey  07757-0901

Item 2(a).  Name of Person Filing:

          This Schedule 13G is filed by TWP Group, TWCP LLC, and TWCP
Partnership.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

          One Montgomery Street, Suite 3700
          San Francisco, CA  94104

Item 2(c).  Citizenship:

          Each of the Reporting Persons is a citizen of Delaware.

Item 2(d).  Title of Class of Securities:

          Common Stock, Par Value $0.001 per share.

Item 2(e).  CUSIP Number:

          87967E107

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing Is a:

          Not Applicable.

Item 4.  Ownership.

TWP Group
---------

          (a) Amount beneficially owned: 6,897,146 Shares, comprised of (i) 6,697,056 shares reported as beneficially owned by TWCP LLC, (ii) 182,750 shares owned by Thomas Weisel Partners LLC, a broker/dealer registered with the SEC, of which TWP Group is the managing member, and (iii) 17,340 shares owned by a general partnership which is managed by an officer of TWP Group.

          (b) Percent of class: Approximately 6.0% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

          (c)   Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 6,897,146

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                6,897,146

TWCP LLC
--------

          (a) Amount beneficially owned: 6,697,056 Shares, comprised of (i) the 5,643,149 shares owned by TWCP Partnership, (ii) 1,008,907 shares owned by other investment partnerships of which TWCP LLC is either the general partner or the managing member of the general partner, and (iii) options to purchase 45,000 shares held by William Bunting, a director of the Issuer and a partner of TWP Group.

          (b) Percent of class: Approximately 5.9% of the outstanding Common Stock (computed in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934).

          (c)   Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 6,697,056

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                6,697,056

TWCP Partnership
----------------

          (a) Amount beneficially owned: 5,643,149 Shares

          (b) Percent of class: Approximately 4.9% of the outstanding
Common Stock

          (c) Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 0

          (ii)  Shared power to vote or to direct the vote: 5,643,149

          (iii) Sole power to dispose or to direct the disposition of: 0

          (iv)  Shared power to dispose or to direct the disposition of:
                5,643,149

     Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a "group" as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934.

Item 5.  Ownership of Five Percent or Less of a Class:

          Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
         Company:

          Not Applicable.

Item 8.  Identification and Classification of Members of the Group:

          Not Applicable.

Item 9.  Notice of Dissolution of Group:

          Not Applicable.

Item 10.  Certification:

          Not Applicable.

                                 SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2003

                                    THOMAS WEISEL PARTNERS GROUP LLC


                                    By:    /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer


                                    THOMAS WEISEL CAPITAL PARTNERS LLC


                                    By:   /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer


                                    THOMAS WEISEL CAPITAL PARTNERS, L.P.

                                    By:   Thomas Weisel Capital Partners LLC,
                                          its general partner


                                    By:   /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer

                                                                  EXHIBIT A
                                                                  ---------

                           JOINT FILING AGREEMENT

          The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), relating to the Common Stock, Par Value $0.001 per share, of Tellium, Inc., is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: March 25, 2003

                                    THOMAS WEISEL PARTNERS GROUP LLC


                                    By:    /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer


                                    THOMAS WEISEL CAPITAL PARTNERS LLC


                                    By:   /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer


                                    THOMAS WEISEL CAPITAL PARTNERS, L.P.

                                    By:   Thomas Weisel Capital Partners LLC,
                                          its general partner


                                    By:   /s/ Robert K. West
                                          -----------------------------------
                                          Robert K. West,
                                          Chief Financial Officer